Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

April 1, 2011

CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY

Mr. John L. Krug
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Flamel Technologies S.A.
Form 20-F for the Year Ended December 31, 2009
File No. 000-28508

Dear Mr. Krug:

On behalf of Flamel Technologies S.A.  (“Flamel” or the “Company”), set forth below is Flamel’s response to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated March 21, 2011, relating to Flamel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).  The March 21, 2011 comment letter followed the Company’s March 2, 2011 response to the Staff’s February 15, 2011 comment letter and the Company’s January 21, 2011 response to the Staff’s initial December 20, 2010 comment letter.  For ease of reference, the Staff’s comments are set forth below in italic type immediately before the Company’s response.

Strategic Alliances, page 25

1.
We note your response to comment 2 and reissue the comment in part.  As previously requested, please expand the discussion of the Pfizer agreement to provide disclosure of the aggregate milestone payments, the range of royalty rates, and the term and termination provisions of the agreement.

The Company acknowledges the Staff’s comment and intends to include in its next Annual Report on Form 20-F the revised disclosure below, or substantially similar disclosure.  Portions of the disclosure that reflect proposed additional disclosure from the 2009 Form 20-F have been underlined for convenience.

John L. Krug
U.S. Securities and Exchange Commission
April 1, 2011

Pfizer

In September 2007, we entered into an evaluation, option and license agreement with Wyeth Pharmaceuticals, which was later acquired by Pfizer in October 2009, to assess the applicability of the Medusa platform to certain molecules in development. In November 2009, Pfizer exercised its option to license the Medusa technology for the development of a controlled release formulation of an already-marketed protein.  The exercise of the option triggered an initial license payment to us of $1 million.  We are eligible to receive up to an additional $23 million in milestone payments and royalties in the mid-single digits as a percentage of product sales, upon certain agreed-upon development events.  Pfizer also will pay development costs of the program.  To date, the program is in pre-clinical development.  The term of the agreement continues on a country-by-country basis until there is no remaining royalty or other payment obligation in a particular country, unless terminated earlier by Pfizer for convenience or by either party in the event of an uncured material breach.

John L. Krug
U.S. Securities and Exchange Commission
April 1, 2011

* * * * * * *

Please feel free to contact me at 212-918-8270 if you have questions about these responses.

Sincerely,

/s/ Amy Bowerman Freed

Amy Bowerman Freed
Hogan Lovells US LLP

cc:	Mr. Stephen Willard, Flamel Technologies
Ms. Sian Crouzet, Flamel Technologies
Mr. William I. Intner, Hogan Lovells US LLP
Mr. G. Allen Hicks, Hogan Lovells US LLP

FLAMEL TECHNOLOGIES

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Fax : 33 (0) 472 78 34 35

April 1, 2011

CORRESPONDENCE FILED VIA EDGAR AND OVERNIGHT DELIVERY

Re: Flamel Technologies S.A.
Form 20-F for the Year Ended December 31,2009
Supplemental Response dated March 2, 2011
File No. 000-28508

Dear Mr. Krug:

In connection with responding to comments raised by the staff of the Securities and Exchange Commission (the "Commission") in a letter dated March 21, 2011 with respect to the above-referenced Form 20-F, Flamel Technologies S.A. (the "Company") hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: Stephen H. Willard
Name: Stephen H. Willard
Title: Chief Executive Officer

Usine de Pessac : 11, Avenue Gustave Eiffel - 33608 Pessac Cedex - Tél. : 33 (0) 557 26 07 70 - Fax : 33 (0) 556 36 58 91
Société Anonyme au Capital de 2 652 688,41 € - RCS Lyon B 379 001 530 - SIRET 379 001 530 00011 - Code NAF 731 Z